

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

November 6, 2008

Mr. Roman Gordon
Chief Executive Officer
Cavitation Technologies, Inc.
10019 Canoga Ave.
Chatsworth, California 91311

>   Re: **Cavitation Technologies, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed October 14, 2008**

Dear Mr. Gordon:

       We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                              Sincerely,

                              Dave Walz
                              Staff Accountant